CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH	$	389,171
ACCOUNTS RECEIVABLE		94,161
OTHER ASSETS		31,619
	$	514,951

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued liabilities	$	95,440
LEASE COMMITMENT (NOTE 4)		
MEMBER'S EQUITY		419,511
	$	514,951

See accompanying notes.